Exhibit 99.9

PRESS RELEASE

Third quarter 2026 results

TotalEnergies is leveraging once again its integrated business model and geographic diversification to post adjusted net income of $9.1 billion and cash flow of $12.3 billion, a sharp increase quarter-to-quarter

•	Gearing reached below 10% by the end of the third quarter 2026

•	New capital increase reserved for employees at a 20% discount on the share price

•	Interim dividend maintained at €0.90/share

•	$2.5 billion share buybacks in 4th quarter 2026 and in 1st quarter 2027

	3Q26	2Q26	Change vs 2Q26	9M26	Change vs 9M25
Cash flow from operations excluding working capital (CFFO)(1) (B$)	12.3	9.8	+25%	30.6	+48%
Adjusted net income (TotalEnergies share)(1)
- in billions of dollars (B$)	9.1	6.0	+51%	20.5	+75%
- in dollars per share (fully-diluted)	4.03	2.68	+51%	9.19	+78%
Net income (TotalEnergies share) (B$)	8.3	5.4	+52%	19.5	+91%
Adjusted EBITDA(1) (B$)	17.8	13.2	+35%	43.5	+43%
Gearing(1) of 9.1% at September 30, 2026 vs. 13.1% at June 30, 2026

Paris, October 29, 2026 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on October 28, 2026, to approve the 3rd quarter 2026 financial statements. On the occasion, Patrick Pouyanné said:

“In a high-price environment characterized by historic refining margin levels and a bull gas market, TotalEnergies is once again fully leveraging its integrated business model and its geographic diversification by posting an adjusted net income of $9.1 billion and cash flow of $12.3 billion for the third quarter, a sharp increase quarter-to-quarter.

Oil & Gas production reached 2.474 Mboe/d in the third quarter, up more than 3% quarter-to-quarter, notably benefiting from a lower impact of the Middle East conflict, limited to only around 5% of the Company’s overall production over the quarter on average. Excluding the Middle East impact, production growth exceeds 4% year-on-year, supported by the ramp-up of projects launched since 2025. Furthermore, with the investment decisions taken this quarter for Cronos in Cyprus, Ima in Nigeria, Umm Shaif Gas Cap in the United Arab Emirates and Absheron Ph2 in Azerbaijan, all the projects contributing to achieving the production growth target of more than 3% per year by 2030 are now in execution phase.

Exploration and Production posted adjusted net operating income of $3.2 billion and cash flow of $5.4 billion, reflecting production growth, sensitivity to declining oil prices and rising gas prices quarter-to-quarter. The Company completed its entry into PEL83 license holding the Mopane discovery and took part in three exploration discoveries in Norway (Grimsnes) and in Angola (Block 0 and Block 17 – Violeta 4). TotalEnergies once again demonstrates its leadership to control costs, with operating costs of $4.7/boe, anchored below $5/boe.

The Integrated LNG segment achieved adjusted net operating income of $1.9 billion and cash flow of $1.7 billion in the third quarter of 2026, a very sharp increase quarter-to-quarter, underpinned by a 20% increase in average LNG price and the outperformance of LNG and gas trading activities in a bull market.

(1)	Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

Downstream achieved a record quarter with adjusted net operating income of $4.1 billion and cash flow of $4.6 billion, up close to $2 billion compared to the previous quarter. The increase of nearly 10% refining throughput enabled the Company to fully capture historically high refining margins in Europe and worldwide, while oil trading activities outperformed at a level comparable with the two previous quarters. In this context of rising prices, the Company contributes to the security of supply for Europe by maximizing the use of its refineries and participating in diesel imports from the Middle East. TotalEnergies also announced enhanced protective measures for French consumers and economic players to face increasing diesel prices related to the Middle East conflict.

Integrated Power posted adjusted net operating income of $0.6 billion and cash flow of nearly $0.8 billion, benefiting from an increase of more than 20% in net production in the quarter and the expected contribution from TTEP assets over a full quarter.

Net investments amounted to $3.3 billion in the third quarter and $11.2 billion in the first nine months of 2026, in line with the annual guidance of $15 billion. The gearing ratio now stands at 9.1%, an improvement of 4 percentage points compared to the second quarter, benefiting from free cash flow of more than $6 billion after payment of the dividend.

The Board of Directors commended the very good operational performance of all business segments which enabled the Company to capture higher market prices. It authorized a new capital increase reserved for employees, who will benefit from a 20% discount on the share price. In line with the objective to return 40% of cash flow to shareholders, the Board confirmed a third interim dividend of €0.90/share for fiscal year 2026, up 5.9% compared to 2025, and it authorized share buybacks for cancellation of $2.5 billion for the fourth quarter as well as for the first quarter 2027.”

1.	Highlights (2)

Upstream

•	Namibia: closing of the transaction with Galp for the acquisition by TotalEnergies of a 40% operated interest in the PEL83 license, holding the Mopane discovery

•	US: acquisition of a 25% interest in a portfolio of 26 exploration licenses in the US

•	Angola:

•	Fast track start-up of Acacia-5 discovery on Block 17

•	Acquisition of a 40% operated interest in two exploration Blocks

•	Azerbaijan: Final Investment Decision for Absheron Ph2

•	United Arab Emirates: Final Investment Decision on the Umm Shaif Gas Cap project, targeting over 600 MMscf/d of gas production by 2030 and the monetization of associated condensates

•	Nigeria: divestment of a 10% non-operated interest in the Renaissance JV to Vaaris

•	Africa: signature of an agreement with Global Infrastructure Partners (GIP), relating to energy infrastructure assets in Africa, for $1.8 billion

•	Signature of a 3-year partnership with Mistral for the development of frontier AI models dedicated to exploration and reservoir engineering

Integrated LNG

•	Papua New Guinea: establishment of a LNG marketing joint venture (JV) with the national oil company Kumul Petroleum for 2.4 Mt/year of LNG and signature of an LNG offtake agreement of 1.5 Mt/year

•	Cyprus: Final Investment Decision on the Cronos gas field, for production start-up in 2028

•	Nigeria: Final Investment Decision on the Ima gas field to supply Nigeria LNG plant starting in 2028

Integrated Power

•	Europe:

•	Acquisition of a 4 GW portfolio of onshore renewable assets from Shell

•	Sale to KKR of a 50% stake in a 1.2 GW portfolio of developed assets

•	United States: addition by TotalEnergies of a 700 MW renewables portfolio to the 50/50 JV with KKR

Downstream

•	France: acquisition of all remaining interests in the Grandpuits chemical plastic recycling plant

(2)	Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements

2.	Key figures from TotalEnergies’ consolidated financial statements (1)

		3Q26					9M26
3Q26	2Q26	vs 2Q26	3Q25	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M26	9M25	vs 9M25
17,809	13,179.35%		10,295	Adjusted EBITDA (1)	43,540	30,489.43%
9,712	6,871.41%		4,659	Adjusted net operating income from business segments	22,883	13,841.65%
3,157	3,231	-2%	2,169	Exploration & Production	8,964	6,594.36%
1,885	807	x2.3	852	Integrated LNG	4,010	3,187.26%
602	533.13%		571	Integrated Power	1,680	1,651.2%
3,601	1,800	x2	687	Refining & Chemicals	7,000	1,377	x5.1
467	500	-7%	380	Marketing & Services	1,229	1,032.19%
1,358	1,156.17%		692	Contribution of equity affiliates to adjusted net income	3,223	2,109.53%
37.0%	39.3%		37.7%	Effective tax rate (3)	38.3%	40.2%
9,097	6,027.51%		3,980	Adjusted net income (TotalEnergies share) (1)	20,518	11,750.75%
4.03	2.68	.51%	1.77	Adjusted fully-diluted earnings per share (dollars) (4)	9.19	5.17	.78%
3.50	2.31	.52%	1.50	Adjusted fully-diluted earnings per share (euros) (5)	7.91	4.62	.71%
2,234	2,216.1%		2,200	Fully-diluted weighted-average shares (millions)	2,202	2,225	-1%

8,263	5,438.52%	3,683	Net income (TotalEnergies share)	19,511	10,221.91%

4,789	4,694.2%		3,473	Organic investments (1)	14,133	12,794.10%
(1,510)	(1,247)	ns	(381)	Acquisitions net of assets sales (1)	(2,929)	1,851	ns
3,279	3,447	-5%	3,092	Net investments (1)	11,204	14,645	-23%

12,255	9,804.25%	7,061	Cash flow from operations excluding working capital (CFFO) (1)	30,635	20,671.48%
12,634	10,188.24%	7,443	Debt Adjusted Cash Flow (DACF) (1)	31,801	21,663.47%
15,390	10,858.42%	8,349	Cash flow from operating activities	29,609	16,872.75%
Gearing (1) of 9.1% at September 30, 2026 vs. 13.1% at June 30, 2026 and 17.3% at September 30, 2025

(3)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(4)	In accordance with IFRS rules, adjusted fully diluted earnings per share corresponds to the ratio between the adjusted net income (TotalEnergies’ share), reduced by the coupon on perpetual subordinated notes and the weighted average diluted number of shares outstanding during the period, excluding shares held by TotalEnergies SE.
(5)	Average €-$ exchange rate: 1.1505 in the 3rd quarter 2026, 1.1629 in the 2nd quarter 2026, 1.1681 in the 3rd quarter 2025, 1.1610 in the first nine months of 2026 and 1.1188 in the first nine months of 2025.

3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment – liquids and gas price realizations, refining margins

3Q26	2Q26	3Q26 vs 2Q26	3Q25		9M26	9M25	9M26 vs 9M25
97.0	103.8	-7%	69.1	Brent ($/b)	93.9	70.9	+32%
2.9	2.9	-2%	3.1	Henry Hub ($/Mbtu)	3.1	3.5	-11%
21.5	15.6	+38%	11.3	TTF ($/Mbtu)	17.0	12.5	+36%
22.8	17.5	+31%	11.7	JKM ($/Mbtu)	18.2	12.7	+44%
87.1	91.6	-5%	66.5	Average price of liquids (6),(7) ($/b) Consolidated subsidiaries	83.9	67.9	+23%
7.00	5.55	+26%	5.50	Average price of gas (6),(8) ($/Mbtu) Consolidated subsidiaries	6.04	5.92	+2%
12.28	10.20	+20%	8.91	Average price of LNG (6),(9) ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.18	9.36	+9%
33.2	13.5	x2.5	8.4	European Refining Margin Marker (ERM) (6),(10) ($/b)	19.4	5.7	x3.4

3.2	Greenhouse gas emissions (11)

3Q26	2Q26	3Q26 vs	3Q25	Scope 1+2 emissions (12) (MtCO2e)	9M26	9M25	9M26 vs
		2Q26					9M25
8.5	7.3	+16%	8.4	Scope 1+2 from operated perimeter (1)	23.6	24.8	-5%
6.9	6.4	+8%	7.1	of which Oil & Gas	20.2	21.4	-6%
1.6	0.9	+78%	1.3	of which CCGT	3.4	3.4	-
11.7	10.2	+15%	11.0	Scope 1+2 - ESRS perimeter (1)	32.3	32.7	-1%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Methane emissions (ktCH4)	9M26	9M25	9M26 vs 9M25
4	4	-	5	Methane emissions from operated perimeter (1)	12	17	-29%

Estimated quarterly emissions.

For the first nine months of 2026, Scope 3(13)  Category 11 emissions are estimated at 243 Mt CO2e.

(6)	Does not include oil, gas and LNG trading activities, respectively.
(7)	Sales in $ / Sales in volume for consolidated affiliates.
(8)	Sales in $ / Sales in volume for consolidated affiliates.
(9)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(10)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11)	The seven greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs, SF6 and NF3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF6 and NF3 are virtually absent from the Company’s emissions and are not accounted for by the Company.
(12)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.
(13)	If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

3.3	Production (14)

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Hydrocarbon production	9M26	9M25	vs
		2Q26					9M25
2,474	2,395	+3%	2,508	Hydrocarbon production (kboe/d)	2,474	2,523	-2%
1,400	1,298	+8%	1,407	Oil (including bitumen) (kb/d)	1,342	1,369	-2%
1,074	1,097	-2%	1,101	Gas (including condensates and associated NGL) (kboe/d)	1,132	1,154	-2%

2,474	2,395	+3%	2,508	Hydrocarbon production (kboe/d)	2,474	2,523	-2%
1,510	1,410	+7%	1,553	Liquids (kb/d)	1,467	1,525	-4%
5,209	5,330	-2%	5,182	Gas (Mcf/d)	5,444	5,409	+1%

Hydrocarbon production was 2,474 thousand barrels of oil equivalent per day in the third quarter of 2026, up more than 3% compared to the second quarter, benefiting from a gradual return-to-normal oil production in the Middle East.

Hydrocarbon production is down 1% year-on-year primarily due to:

•	+4% from project start-ups and project ramp-ups, notably Mero-4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Begonia and Clov Phase 3 in Angola, Mabruk in Libya and Ratawi in Iraq,

•	+2% due to improved plant availability,

•	-2% due to the natural decline of fields,

•	-5% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production would be up by more than 4% year-on-year.

(14)	Company production = E&P production + Integrated LNG production.

4.	Analysis of business segments

4.1	Exploration & Production

4.1.1	Production

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Hydrocarbon production	9M26	9M25	vs
		2Q26					9M25
1,963	1,845	+6%	2,026	EP (kboe/d)	1,918	1,986	-3%
1,446	1,342	+8%	1,501	Liquids (kb/d)	1,399	1,460	-4%
2,739	2,668	+3%	2,782	Gas (Mcf/d)	2,756	2,799	-2%

4.1.2	Results

		3Q26					9M26
3Q26	2Q26	vs	3Q25	In millions of dollars, except effective tax rate	9M26	9M25	vs
		2Q26					9M25
3,157	3,231	-2%	2,169	Adjusted net operating income	8,964	6,594	+36%
263	137	+92%	177	including adjusted income from equity affiliates	539	503	+7%
49.2%	45.4%		48.5%	Effective tax rate (15)	48.0%	49.4%

2,921	2,231	+31%	1,922	Organic investments (1)	7,876	7,659	+3%
(321)	(348)	ns	(53)	Acquisitions net of assets sales (1)	(896)	225	ns
2,600	1,883	+38%	1,869	Net investments (1)	6,980	7,884	-11%

5,389	5,777	-7%	3,984	Cash flow from operations excluding working capital (CFFO) (1)	15,730	12,035	+31%
4,905	5,546	-12%	4,187	Cash flow from operating activities	13,420	11,128	+21%

Adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $3,157 million and $5,389 million, respectively, reflecting production growth and sensitivities to declining oil prices and rising gas prices quarter-to-quarter.

(15)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

4.2	Integrated LNG

4.2.1	Production

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Hydrocarbon production for LNG	9M26	9M25	vs
		2Q26					9M25
511	550	-7%	482	Integrated LNG (kboe/d)	556	537	+4%
64	68	-6%	52	Liquids (kb/d)	68	65	+6%
2,470	2,662	-7%	2,400	Gas (Mcf/d)	2,688	2,610	+3%

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Liquefied Natural Gas in Mt	9M26	9M25	vs
		2Q26					9M25
9.8	10.7	-9%	10.4	Overall LNG sales	32.9	31.6	+4%
3.5	3.9	-9%	3.4	incl. Sales from equity production *	11.5	11.2	+2%
9.4	9.8	-4%	9.2	incl. Sales by TotalEnergies from equity production and third party purchases	30.1	28.0	+8%

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG decreased by 7% quarter-to-quarter, mainly due to planned maintenance, notably on Angola LNG and Ichthys LNG.

4.2.2	Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except the average price of LNG	9M26	9M25	9M26 vs 9M25
12.28	10.20	+20%	8.91	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	10.18	9.36	+9%

1,885	807	x2.3	852	Adjusted net operating income	4,010	3,187	+26%
574	705	-19%	423	including adjusted income from equity affiliates	1,710	1,471	+16%

328	908	-64%	330	Organic investments (1)	1,646	1,825	-10%
(1,162)	4	ns	(134)	Acquisitions net of assets sales (1)	(1,066)	116	ns
(834)	912	ns	196	Net investments (1)	580	1,941	-70%

1,724	833	x2.1	1,134	Cash flow from operations excluding working capital (CFFO) (1)	4,342	3,542	+23%
1,213	2,137	-43%	789	Cash flow from operating activities	2,230	3,071	-27%

*	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Adjusted net operating income and cash flow from operations excluding working capital (CFFO) for the Integrated LNG segment were $1,885 million and $1,724 million, respectively, underpinned by a 20% increase of average LNG price and the outperformance of LNG and gas trading activities in a bull market, given the ongoing conflict in the Strait of Hormuz and the seasonality of demand.

4.3	Integrated Power

4.3.1 Productions, capacities, clients and sales

3Q26	2Q26	3Q26 vs	3Q25	Integrated Power	9M26	9M25	9M26 vs
		2Q26					9M25
17.9	14.8	+21%	12.6	Net power production (TWh) *	44.3	35.5	+25%
9.6	9.6	-	8.2	o/w production from renewables	27.3	23.3	+17%
8.3	5.2	+61%	4.5	o/w production from gas flexible capacities	17.0	12.2	+39%
33.8	33.4	+1%	25.2	Portfolio of power generation net installed capacity (GW) **	33.8	25.2	+34%
21.5	21.1	+2%	18.7	o/w renewables	21.5	18.7	+15%
12.3	12.2	+1%	6.5	o/w gas flexible capacities	12.3	6.5	+88%
105.9	105.8	-	106.0	Portfolio of renewable power generation gross capacity (GW) **,***	105.9	106.0	-
37.9	37.4	+1%	32.3	o/w installed capacity	37.9	32.3	+17%
6.2	6.1	+1%	6.0	Clients power - BtB and BtC (Million) **	6.2	6.0	+3%
2.7	2.7	-1%	2.7	Clients gas - BtB and BtC (Million) **	2.7	2.7	-1%
11.9	11.6	+3%	10.6	Sales power - BtB and BtC (TWh)	38.7	35.6	+9%
10.6	14.5	-27%	11.6	Sales gas - BtB and BtC (TWh)	56.6	62.2	-9%

*	Solar, wind, hydroelectric and gas flexible capacities.

**	End of period data.

***	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 44.3 TWh over the first nine months of 2026, up 25% year-on-year and in line with the objective of 60 TWh in 2026. This reflects the growth of the integrated power generation portfolio, notably driven by the commissioning of new renewable capacities and the contribution of TTEP’s assets in line with expectations.

4.3.2	Results

		3Q26					9M26
3Q26	2Q26	vs	3Q25	In millions of dollars	9M26	9M25	vs
		2Q26					9M25
602	533	+13%	571	Adjusted net operating income	1,680	1,651	+2%
142	168	-15%	48	including adjusted income from equity affiliates	362	114	x3.2

1,135	920	+23%	596	Organic investments (1)	2,878	1,663	+73%
(25)	(749)	ns	(147)	Acquisitions net of assets sales (1)	(851)	1,658	ns
1,110	171	x6.5	449	Net investments (1)	2,027	3,321	-39%

774	721	+7%	611	Cash flow from operations excluding working capital (CFFO) (1)	2,069	1,770	+17%
1,636	(239)	ns	674	Cash flow from operating activities	1,252	1,074	+17%

Integrated Power segment adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $602 million and $774 million, respectively, in the quarter, sustained by the contribution of TTEP over a full quarter. This consists of production activities (including renewables and gas-fired power plants) for around 55%, and marketing activities (including B2B, B2C and trading), for around 45%.

4.4	Downstream (Refining & Chemicals and Marketing & Services)

4.4.1	Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
4,068	2,300	+77%	1,067	Adjusted net operating income	8,229	2,409	x3.4

319	540	-41%	590	Organic investments (1)	1,513	1,508	-
(4)	(156)	ns	(45)	Acquisitions net of assets sales (1)	(121)	(147)	ns
315	384	-18%	545	Net investments (1)	1,392	1,361	+2%

4,622	2,877	+61%	1,653	Cash flow from operations excluding working capital (CFFO) (1)	9,635	4,253	x2.3
7,912	4,114	+92%	3,126	Cash flow from operating activities	14,658	3,226	x4.5

4.5	Refining & Chemicals

4.5.1	Refinery and petrochemicals throughput and utilization rates

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Refinery throughput and utilization rate	9M26	9M25	9M26 vs 9M25
1,555	1,426	+9%	1,478	Total refinery throughput (kb/d)	1,535	1,538	-
426	354	+21%	481	France	414	460	-10%
688	684	+1%	595	Rest of Europe	683	618	+11%
441	389	+13%	402	Rest of world	438	461	-5%
88%	80%		84%	Utilization rate based on crude only*	86%	87%

*	Based on distillation capacity at the beginning of the year

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Petrochemicals production and utilization rate	9M26	9M25	vs
		2Q26					9M25
1,165	1,100	+6%	1,326	Monomers* (kt)	3,448	3,740	-8%
1,152	1,165	-1%	1,174	Polymers (kt)	3,476	3,474	-
75%	71%		84%	Steam cracker utilization rate**	73%	79%

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was up nearly 10% over the quarter, underpinned by all refineries well-functioning in Europe and United States (Port Arthur), and the progressive return of the SATORP refinery in Saudi Arabia to its nominal capacity.

4.5.2	Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except ERM	9M26	9M25	9M26 vs 9M25
33.2	13.5	x2.5	8.4	European Refining Margin Marker (ERM) ($/b) *	19.4	5.7	x3.4

3,601	1,800	x2	687	Adjusted net operating income	7,000	1,377	x5.1

150	366	-59%	387	Organic investments (1)	1,034	956	+8%
(1)	(1)	ns	(2)	Acquisitions net of assets sales (1)	73	(26)	ns
149	365	-59%	385	Net investments (1)	1,107	930	+19%

3,943	2,030	+94%	1,015	Cash flow from operations excluding working capital (CFFO) (1)	7,689	2,420	x3.2
6,290	3,565	+76%	2,839	Cash flow from operating activities	11,419	1,743	x6.6

*	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Refining and Chemicals adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $3,601 million and $3,943 million, demonstrating the segment’s ability to capture historically high refining margins in Europe and worldwide, while oil trading activities continue to outperform on a level consistent with the previous two quarters.

4.6	Marketing & Services

4.6.1	Petroleum product sales

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Sales in kb/d*	9M26	9M25	9M26 vs 9M25
1,218	1,213	-	1,269	Total Marketing & Services sales	1,221	1,286	-5%
711	732	-3%	744	Europe	719	749	-4%
507	481	+5%	525	Rest of world	502	537	-6%

*	Excludes trading and bulk refining sales.

Sales of petroleum products were down 4% compared to the third quarter of 2025, reflecting demand elasticity in a high price environment.

4.6.2	Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
467	500	-7%	380	Adjusted net operating income	1,229	1,032	+19%

169	174	-3%	203	Organic investments (1)	479	552	-13%
(3)	(155)	ns	(43)	Acquisitions net of assets sales (1)	(194)	(121)	ns
166	19	x8.7	160	Net investments (1)	285	431	-34%

679	847	-20%	638	Cash flow from operations excluding working capital (CFFO) (1)	1,946	1,833	+6%
1,622	549	x3	287	Cash flow from operating activities	3,239	1,483	x2.2

Marketing & Services segment adjusted net operating income was $467 million in the quarter, up 23% year-on-year, with higher unit margins that more than offset lower volumes.

Cash flow from operations excluding working capital (CFFO) amounted to $679 million in the third quarter of 2026, up 6% year-on-year for the same reasons.

5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Segment adjusted net operating income was $9,712 million in the third quarter of 2026, compared to $6,871 million in the second quarter of 2026, due to increased production, higher refining margins in Europe and worldwide, higher gas prices and significant performance of LNG and gas trading activities.

5.2	Adjusted net income (1) (TotalEnergies share)

Adjusted net income (TotalEnergies share) was $9,097 million in the third quarter of 2026, compared with $6,027 million in the second quarter.

Adjusted net income excludes the after-tax inventory effect, non-recurring items, and effects of changes in fair-value.

Adjusting items to net income totaled ($0.8) billion in the third quarter, consisting mainly of:

•	$1.5 billion in changes in inventories and fair value effects,

•	($1.9) billion in impairments, in particular for the offshore wind activity within the Integrated Power segment and for the participation of TotalEnergies in Hanwha TotalEnergies Petrochemical Co., Ltd.

TotalEnergies’ average tax rate was 37.0% in the third quarter versus 39.3% in the second quarter of 2026.

5.3	Adjusted earnings per share

Adjusted diluted net earnings per share were as follows:

•	$4.03 in the third quarter of 2026, based on a diluted weighted average number of shares of 2,234 million, compared with $2.68 in the second quarter of 2026,

•	$9.19 in the first nine months of 2026, based on diluted weighted average number of shares of 2,202 million, compared with $5.17 a year ago.

As of September 30, 2026, the number of diluted shares was 2,232 million.

TotalEnergies repurchased* the following:

•	17.5 million shares in the third quarter of 2026, for an amount of $1.5 billion,

•	43.8 million shares in the first nine months of 2026, for an amount of $3.74 billion.

5.4	Acquisitions – asset sales

Acquisitions amounted to $240 million in the third quarter of 2026, primarily related to the entry in the Bab Gas Cap concession in the United Arab Emirates.

Divestments amounted to $1,750 million in the third quarter of 2026, mainly reflecting the agreement with Global Infrastructure Partners (GIP) on some African energy infrastructure assets.

5.5	Net cash flow (1)

TotalEnergies’ net cash flow was $8,976 million in the third quarter of 2026, compared to $6,357 million in the previous quarter, considering the $2,451 million increase in cash flow from operations excluding working capital (CFFO), combined with a $168 million reduction in net investments over the quarter.

Cash flow from operating activities was $15,390 million in the third quarter of 2026, for a cash flow from operations excluding working capital (CFFO) of $12,255 million, positively impacted by a $3.1 billion decrease in working capital, driven notably by an increase in suppliers’ payables related to the increase of shipping costs and the increase in tax liabilities related to higher prices.

*	Net of fees and taxes, including coverage of employees share grant plans.

5.6	Profitability

Return on equity was 19.6% for the twelve months ending on September 30, 2026.

In millions of dollars	October 1, 2025 September 30, 2026	July 1, 2025 June 30, 2026	October 1, 2024 September 30, 2025
Adjusted net income (1)	24,581	19,477	16,431
Average adjusted shareholders' equity	125,107	122,739	116,051
Return on equity (ROE)	19.6%	15.9%	14.2%

Return on average capital employed (1)  was 17.4% for the twelve months ending on September 30, 2026.

In millions of dollars	October 1, 2025 September 30, 2026	July 1, 2025 June 30, 2026	October 1, 2024 September 30, 2025
Adjusted net operating income (1)	26,646	21,608	18,204
Average capital employed (1)	153,100	155,138	146,636
ROACE (1)	17.4%	13.9%	12.4%

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €2,728 million in the third quarter of 2026 compared to €3,618 million in the second quarter of 2026.

7.	Annual 2026 Sensitivities (16)

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price (17)	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

(16)	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
(17)	In a 60-70 $/b Brent environment.

8.	Outlook

At the beginning of the fourth quarter, oil prices remain above $100/b, reflecting lasting tensions in the Middle East. In petroleum products markets, the situation is highly volatile, impacted by supply disruptions from the Gulf and global inventories at their lowest levels.

Forward European gas prices remain on a bull trend in anticipation of the winter demand given the ongoing conflict in the Middle East. With the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an increasing average LNG selling price of above $14/Mbtu for the fourth quarter of 2026.

Excluding the impact of the conflict in the Middle East, fourth-quarter production is expected to grow by more than 3% compared to fourth quarter 2025, in line with the annual growth guidance. The impact of the conflict on production is currently decreasing compared to the third quarter and represents less than 5% of the Company’s total production, primarily related to limited exports of LNG volumes via the Strait of Hormuz.

Refinery throughput volumes are expected to be broadly comparable to those of the third quarter, benefiting from the return-to-normal operations at the SATORP platform in Saudi Arabia, and despite a turnaround of the Normandy platform of 20 days.

The Company confirms its planned investments for the year, for a net amount of around $15 billion over 2026, in line with the annual guidance.

To listen to the live conference call in English with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 2:00 pm (Paris time) with financial analysts, please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations:	+33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR
Investor Relations:	+33 (0)1 47 44 46 46 l ir@totalenergies.com

9.	Operating information by segment

9.1	Company’s production (Exploration & Production + Integrated LNG)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Combined liquids and gas production by region (kboe/d)	9M26	9M25	9M26 vs 9M25
517	517	-	515	Europe	535	536	-
408	414	-1%	433	Africa	418	427	-2%
776	671	+16%	864	Middle East and North Africa	741	854	-13%
512	513	-	476	Americas	504	446	+13%
261	280	-7%	220	Asia-Pacific	276	260	+6%
2,474 383	2,395 375	+3% +2%	2,508 361	Total production includes equity affiliates	2,474 371	2,523 375	-2% -1%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Liquids production by region (kb/d)	9M26	9M25	9M26 vs 9M25
208	202	+3%	204	Europe	206	207	-1%
294	286	+3%	317	Africa	293	312	-6%
637	537	+19%	696	Middle East and North Africa	597	684	-13%
277	283	-2%	249	Americas	273	223	+22%
94	102	-8%	87	Asia-Pacific	98	99	-
1,510	1,410	+7%	1,553	Total production	1,467	1,525	-4%
167	120	+39%	161	includes equity affiliates	140	161	-13%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Gas production by region (Mcf/d)	9M26	9M25	9M26 vs 9M25
1,654	1,693	-2%	1,675	Europe	1,764	1,771	-
574	656	-13%	588	Africa	633	578	+10%
761	736	+3%	928	Middle East and North Africa	793	940	-16%
1,310	1,275	+3%	1,260	Americas	1,282	1,237	+4%
910	970	-6%	731	Asia-Pacific	972	883	+10%
5,209	5,330	-2%	5,182	Total production	5,444	5,409	+1%
1,150	1,374	-16%	1,120	includes equity affiliates	1,248	1,176	+6%

9.2	Downstream (Refining & Chemicals and Marketing & Services)

		3Q26					9M26
3Q26	2Q26	vs	3Q25	Petroleum product sales by region (kb/d)	9M26	9M25	vs
		2Q26					9M25
1,731	1,704	+2%	1,839	Europe	1,748	1,806	-3%
478	445	+7%	566	Africa	485	600	-19%
1,033	1,141	-9%	978	Americas	1,110	1,036	+7%
730	721	+1%	1,128	Rest of world	816	976	-16%
3,972	4,011	-1%	4,510	Total consolidated sales	4,159	4,418	-6%
365	343	+6%	354	Includes bulk sales	356	359	-1%
2,389	2,455	-3%	2,887	Includes trading	2,582	2,773	-7%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Petrochemicals production* (kt)	9M26	9M25	9M26 vs 9M25
1,045	1,030	+1%	976	Europe	3,063	2,792	+10%
791	734	+8%	773	Americas	2,201	2,217	-1%
482	501	-4%	751	Middle East and Asia	1,660	2,205	-25%

*	Olefins, polymers.

9.3	Integrated Power

9.3.1	Net power production

	3Q26						2Q26
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.3	0.2	0.0	1.5	0.0	2.0	0.3	0.2	0.0	0.6	0.0	1.2
Rest of Europe	0.2	0.4	0.2	4.5	0.5	5.9	0.2	0.4	0.2	2.7	0.4	3.9
Africa	0.0	-	-	-	0.1	0.2	0.0	-	-	-	0.1	0.1
Middle East	0.4	-	-	0.4	-	0.8	0.4	-	-	0.3	-	0.7
North America	1.5	0.5	-	1.9	-	3.9	1.3	0.6	-	1.4	-	3.4
South America	0.2	1.2	-	-	-	1.4	0.1	1.0	-	-	-	1.1
India	2.4	0.7	-	-	-	3.1	3.1	0.7	-	-	-	3.8
Pacific Asia	0.5	0.0	0.1	-	-	0.6	0.4	0.0	0.1	-	-	0.5
Total	5.5	3.1	0.3	8.3	0.7	17.9	5.9	2.9	0.3	5.2	0.5	14.8

9.3.2	Installed power generation net capacity

	3Q26						2Q26
Installed power generation net capacity (GW) (18)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.8	0.6	0.0	2.7	0.2	4.3	0.8	0.6	0.0	2.7	0.2	4.3
Rest of Europe	0.7	1.1	0.3	7.4	0.4	9.9	0.8	1.1	0.3	7.3	0.4	9.8
Africa	0.1	-	-	-	0.1	0.2	0.1	-	-	-	0.1	0.2
Middle East	0.6	-	-	0.3	-	1.0	0.6	-	-	0.3	-	1.0
North America	3.1	0.9	-	1.9	0.5	6.4	3.1	0.9	-	2.0	0.5	6.5
South America	1.0	1.2	-	-	-	2.2	0.9	1.2	-	-	-	2.1
India	7.3	0.7	-	-	0.4	8.4	7.2	0.7	-	-	0.3	8.1
Pacific Asia	1.2	0.0	0.2	-	-	1.4	1.2	0.0	0.2	-	-	1.4
Total	14.9	4.4	0.5	12.3	1.7	33.8	14.8	4.4	0.5	12.2	1.5	33.4

(18)	End-of-period data.

9.3.3	Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) (19),(20)			3Q26					2Q26
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.4	0.9	0.0	0.3	2.6	1.4	0.9	0.0	0.2	2.5
Rest of Europe	0.9	1.8	1.1	0.5	4.4	0.9	1.8	1.1	0.5	4.4
Africa	0.4	0.0	0.0	0.4	0.7	0.4	0.0	0.0	0.4	0.7
Middle East	1.6	0.0	0.0	0.0	1.6	1.6	0.0	0.0	0.0	1.6
North America	7.8	2.3	0.0	1.2	11.3	7.8	2.3	0.0	1.2	11.3
South America	1.2	1.9	0.0	0.0	3.1	1.2	1.9	0.0	0.0	3.0
India	10.4	0.7	0.0	0.4	11.5	10.3	0.7	0.0	0.3	11.2
Asia-Pacific	1.9	0.0	0.6	0.0	2.6	1.9	0.0	0.6	0.0	2.6
Total	25.6	7.7	1.8	2.8	37.9	25.4	7.6	1.8	2.5	37.4
Power generation gross capacity from renewables in construction (GW) (19),(20)			3Q26					2Q26
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	0.1	0.0	0.0	0.3	0.1	0.1	0.0	0.0	0.3
Rest of Europe	0.7	0.1	0.8	0.8	2.4	0.7	0.1	0.8	0.7	2.3
Africa	0.2	0.2	0.0	0.0	0.3	0.2	0.2	0.0	0.0	0.3
Middle East	1.3	0.2	0.0	0.0	1.5	1.3	0.2	0.0	0.0	1.5
North America	1.8	0.4	0.0	0.3	2.5	1.8	0.4	0.0	0.3	2.5
South America	0.7	0.7	0.0	0.3	1.7	0.7	0.8	0.0	0.3	1.7
India	0.7	0.0	0.0	0.0	0.7	0.3	0.0	0.0	0.0	0.3
Asia-Pacific	0.6	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.5
Total	6.1	1.8	0.8	1.4	10.0	5.6	1.8	0.8	1.3	9.6
Power generation gross capacity from renewables in development (GW) (19),(20)			3Q26					2Q26
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.7	0.4	1.5	0.3	2.9	0.9	0.5	1.5	0.0	2.8
Rest of Europe	3.6	2.0	13.9	4.1	23.7	3.7	1.9	14.3	4.3	24.3
Africa	1.1	0.6	0.0	0.0	1.7	1.1	0.5	0.0	0.0	1.6
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	11.1	3.4	0.0	4.4	19.0	10.8	3.1	0.0	4.9	18.8
South America	0.6	1.0	0.0	0.0	1.7	0.7	1.0	0.0	0.0	1.8
India	1.0	0.0	0.0	0.0	1.0	1.4	0.0	0.0	0.0	1.4
Asia-Pacific	2.5	1.1	2.6	1.1	7.3	2.6	1.1	2.6	1.1	7.3
Total	21.6	8.6	18.0	9.9	58.0	21.9	8.1	18.4	10.4	58.8

(19)	Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

(20)	End-of-period data.

10.	Alternative Performance Measures (Non-GAAP measures)

10.1	Adjustment items to net income (TotalEnergies share)

3Q26	2Q26	3Q25	In millions of dollars	9M26	9M25
8,263	5,438	3,683	Net income (TotalEnergies share)	19,511	10,221
(2,320)	(268)	(93)	Special items affecting net income (TotalEnergies share)	(3,619)	(541)
(114)	(17)	284	Gain (loss) on asset sales	121	284
-	(30)	(7)	Restructuring charges	(52)	(7)
(1,945)	-	(286)	Impairments	(3,093)	(495)
(261)	(221)	(84)	Other	(595)	(323)
1,227	(290)	(32)	After-tax inventory effect : FIFO vs. replacement cost	2,444	(378)
259	(31)	(172)	Effect of changes in fair value	168	(610)
(834)	(589)	(297)	Total adjustments affecting net income	(1,007)	(1,529)
9,097	6,027	3,980	Adjusted net income (TotalEnergies share)	20,518	11,750

10.2	Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

		3Q26					9M26
3Q26	2Q26	vs	3Q25	In millions of dollars	9M26	9M25	vs
		2Q26					9M25
8,263	5,438	+52%	3,683	Net income (TotalEnergies share)	19,511	10,221	+91%
834	589	+42%	297	Less: adjustment items to net income (TotalEnergies share)	1,007	1,529	-34%
9,097	6,027	+51%	3,980	Adjusted net income (TotalEnergies share)	20,518	11,750	+75%
				Adjusted items
67	45	+49%	80	Add: non-controlling interests	190	210	-10%
4,741	3,365	+41%	2,281	Add: income taxes	11,430	7,314	+56%
3,233	3,075	+5%	3,277	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,405	9,381	-
116	95	+22%	104	Add: amortization and impairment of intangible assets	301	283	+6%
821	817	-	808	Add: financial interest on debt	2,429	2,349	+3%
(266)	(245)	ns	(235)	Less: financial income and expense from cash & cash equivalents	(733)	(798)	ns
17,809	13,179	+35%	10,295	Adjusted EBITDA	43,540	30,489	+43%

10.2.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

		3Q26					9M26
3Q26	2Q26	vs	3Q25	In millions of dollars	9M26	9M25	vs
		2Q26					9M25
				Adjusted items
61,622	57,334	+7%	43,844	Revenues from sales	168,472	136,419	+23%
(37,008)	(37,734)	ns	(26,940)	Purchases, net of inventory variation	(103,861)	(86,036)	ns
(8,160)	(7,954)	ns	(7,555)	Other operating expenses	(24,677)	(22,685)	ns
(134)	(95)	ns	(64)	Exploration costs	(362)	(242)	ns
146	338	-57%	303	Other income	669	1,094	-39%
(222)	(164)	ns	(101)	Other expense, excluding amortization and impairment of intangible assets	(500)	(550)	ns
391	482	-19%	324	Other financial income	1,167	1,040	+12%
(184)	(184)	ns	(208)	Other financial expense	(591)	(660)	ns
1,358	1,156	+17%	692	Net income (loss) from equity affiliates	3,223	2,109	+53%
17,809	13,179	+35%	10,295	Adjusted EBITDA	43,540	30,489	+43%
				Adjusted items
(3,233)	(3,075)	ns	(3,277)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,405)	(9,381)	ns
(116)	(95)	ns	(104)	Less: amortization of intangible assets	(301)	(283)	ns
(821)	(817)	ns	(808)	Less: financial interest on debt	(2,429)	(2,349)	ns
266	245	+9%	235	Add: financial income and expense from cash & cash equivalents	733	798	-8%
(4,741)	(3,365)	ns	(2,281)	Less: income taxes	(11,430)	(7,314)	ns
(67)	(45)	ns	(80)	Less: non-controlling interests	(190)	(210)	ns
(834)	(589)	ns	(297)	Add: adjustment (TotalEnergies share)	(1,007)	(1,529)	ns
8,263	5,438	+52%	3,683	Net income (TotalEnergies share)	19,511	10,221	+91%

10.3	Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

		3Q26					9M26
3Q26	2Q26	vs	3Q25	In millions of dollars	9M26	9M25	vs
		2Q26					9M25
4,962	3,276	+51%	3,203	Cash flow used in investing activities ( a ) *	12,550	14,697	-15%
(1,815)	-	ns	-	Other transactions with non-controlling interests ( b )	(1,815)	-	ns
14	57	-75%	45	Organic loan repayment from equity affiliates ( c )	120	105	+14%
-	50	-100%	(242)	Change in debt from renewable projects financing ( d ) **	64	(463)	ns
88	63	+40%	84	Capex linked to capitalized leasing contracts ( e )	226	282	-20%
30	1	x30	2	Expenditures related to carbon credits ( f )	59	24	x2.5
3,279	3,447	-5%	3,092	Net investments ( a + b + c + d + e + f = g - i + h )	11,204	14,645	-23%
(1,510)	(1,247)	ns	(381)	of which acquisitions net of assets sales ( g - i )	(2,929)	1,851	ns
240	141	+70%	474	Acquisitions ( g )	773	3,416	-77%
1,750	1,388	+26%	855	Asset sales ( i )	3,702	1,565	x2.4
-	68	-100%	121	Change in debt (partner share) and capital gain from renewable project sales	50	188	-73%
4,789	4,694	+2%	3,473	of which organic investments ( h )	14,133	12,794	+10%
137	88	+55%	74	Capitalized exploration	299	222	+34%
413	452	-9%	408	Increase in non-current loans	1,166	1,401	-17%
(202)	(1,017)	ns	(449)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,495)	(808)	ns
-	118	-100%	(121)	Change in debt from renewable projects (TotalEnergies share)	114	(275)	ns

*	Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $153 million in the second quarter of 2026, $207 million in the third quarter of 2026 and $578 million in the first nine months of 2026. Payments to these suppliers are classified as financing cash flows.

**	Change in debt from renewable projects (TotalEnergies share and partner share).

10.4	Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
15,390	10,858	+42%	8,349	Cash flow from operating activities ( a )	29,609	16,872	+75%
1,593	1,667	-4%	1,382	(Increase) decrease in working capital ( b ) *	(3,733)	(3,180)	ns
1,556	(506)	ns	(55)	Inventory effect ( c )	2,899	(434)	ns
0	50	-100%	(6)	Capital gain from renewable project sales ( d )	72	80	-10%
14	57	-75%	45	Organic loan repayments from equity affiliates ( e )	120	105	+14%
12,255	9,804	+25%	7,061	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	30,635	20,671	+48%
(379)	(384)	ns	(382)	Financial charges	(1,166)	(992)	ns
12,634	10,188	+24%	7,443	Debt Adjusted Cash Flow (DACF)	31,801	21,663	+47%

4,789	4,694	+2%	3,473	Organic investments ( g )	14,133	12,794	+10%
7,466	5,110	+46%	3,588	Cash flow after organic investments ( f - g )	16,502	7,877	x2.1

3,279	3,447	-5%	3,092	Net investments ( h )	11,204	14,645	-23%
8,976	6,357	+41%	3,969	Net cash flow ( f - h )	19,431	6,026	x3.2

*	Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

10.5	Gearing ratio

In millions of dollars	09/30/2026	06/30/2026	09/30/2025
Current borrowings *	11,966	11,229	11,830
Other current financial liabilities	180	209	568
Current financial assets * , **	(3,327)	(3,720)	(4,607)
Net financial assets classified as held for sale *	731	114	49
Non-current financial debt *	40,960	41,157	41,296
Non-current financial assets *	(2,510)	(1,601)	(1,168)
Cash and cash equivalents	(34,208)	(27,678)	(23,415)
Net debt ( a )	13,792	19,710	24,553

Shareholders’ equity (TotalEnergies share)	132,698	128,408	115,281
Non-controlling interests	4,268	2,545	2,384
Shareholders' equity (b)	136,966	130,953	117,665

Gearing = a / ( a+b )	9.1%	13.1%	17.3%

Leases (c)	8,773	8,904	8,827
Gearing including leases ( a+c ) / ( a+b+c )	14.1%	17.9%	22.1%

*	Excludes leases receivables and leases debts.

**	Including initial margins held as part of the Company's activities on organized markets.

10.6	Return on average capital employed

Twelve months ended September 30, 2026

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	10,769	4,932	2,244	8,001	1,570	26,646
Capital employed at 09/30/2025	66,102	43,872	26,960	7,123	7,565	149,974
Capital employed at 09/30/2026	69,581	51,030	29,648	3,087	4,671	156,226
ROACE	15.9%	10.4%	7.9%	156.7%	25.7%	17.4%

10.7	Pay-out

In millions of dollars	9M26	9M25	2025
Dividend paid (parent company shareholders)	6,372	5,961	8,121
Repayment of treasury shares excluding fees and taxes	3,744	5,997	7,496

Payout ratio	33%	56%	55%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates.

This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Free cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow refers to Net cash flow minus cash flows with non-controlling interests, payments on perpetual subordinated notes, repayments of leases and repayment (issuance) of shares of parent company shareholders. Free cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Net investments and certain cash flows from financing activities. This performance indicator corresponds to the cash flow available to repay the other debts and allocate cash to parent company shareholders distribution or share buybacks.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

Disclaimer

Unless otherwise stated, the terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. The term “Corporation” as used in this document exclusively refers to TotalEnergies SE, which is the parent company of the Company.

This press release presents the results for the third quarter of 2026 and first nine months of 2026 from the consolidated financial statements of TotalEnergies SE as of September 30, 2026 (unaudited). The consolidated financial statements of TotalEnergies SE as of September 30, 2026 have been subject to a limited review by the Statutory Auditors. The notes to the consolidated financial statements (unaudited) are available on the Corporation’s website www.totalenergies.com.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks. This document may also contain statements regarding the outlook, objectives, areas of improvement, goals and ambitions of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “estimates”, “considers”, “plans”, “expects”, “thinks”, “targets”, “has an ambition to”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of publication of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the outlook, objectives, goals or ambitions announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, fluctuations in the price of crude oil and natural gas, changes in demand and prices of petroleum products, changes in production levels and estimates of reserves, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described in the Corporation’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Future interim or final annual dividend payments beyond the interim dividend payable on April 2nd, 2027 (or April 20th, 2027 for holders on the U.S. register) have not yet been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries undertake no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statements, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any data or information provided by or sourced from third parties contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. Users are advised to verify them independently before relying on them. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted net operating income, adjusted net income), net cash flow, cash flow after organic investments, normalized gearing, return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the payout ratio. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. TotalEnergies measures performance at the segment level on the basis of adjusted net operating income.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

(ii) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the adjusted fully-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault – 92078 Paris-La Défense Cedex, France, or at the Corporation’s website totalenergies.com. The Form 20-F is also available from the SEC by calling 1-800-SEC-0330 or on the SEC’s website.

TotalEnergies financial statements

Third quarter 2026 consolidated accounts, IFRS

Consolidated statement of income

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2026	2026	2025
Sales	66,819	61,771	48,691
Excise taxes	(4,960)	(4,674)	(4,847)
Revenue from sales	61,859	57,097	43,844
Purchases, net of inventory variation	(35,205)	(38,308)	(27,191)
Other operating expenses	(8,719)	(8,038)	(7,591)
Exploration costs	(134)	(95)	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,180)	(3,075)	(3,280)
Other income	146	330	778
Other expenses	(403)	(279)	(528)
Financial interest on debt	(821)	(817)	(808)
Financial income and expenses from cash & cash equivalents	266	245	265
Cost of net debt	(555)	(572)	(543)
Other financial income	391	482	366
Other financial expenses	(184)	(184)	(208)
Net income (loss) from equity affiliates	427	1,271	602
Income taxes	(5,080)	(3,154)	(2,423)
Consolidated net income	8,363	5,475	3,762
TotalEnergies share	8,263	5,438	3,683
Non-controlling interests	100	37	79
Earnings per share ($)	3.69	2.44	1.65
Diluted earnings per share ($)	3.66	2.41	1.64

(a) Except for per share amounts.

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2026	2026	2025
Consolidated net income	8,363	5,475	3,762
Other comprehensive income
Actuarial gains and losses	–	21	(2)
Change in fair value of investments in equity instruments	(74)	(29)	(96)
Tax effect	25	(7)	19
Currency translation adjustment generated by the parent company	(311)	(857)	(2)
Items not potentially reclassifiable to profit and loss	(360)	(872)	(81)
Currency translation adjustment	125	573	(230)
Cash flow hedge	2,510	454	(346)
Variation of foreign currency basis spread	7	1	6
Share of other comprehensive income of equity affiliates, net amount	327	63	(112)
Other	1	2	5
Tax effect	(650)	(113)	81
Items potentially reclassifiable to profit and loss	2,320	980	(596)
Total other comprehensive income (net amount)	1,960	108	(677)
Comprehensive income	10,323	5,583	3,085
– TotalEnergies share	10,226	5,531	3,001
– Non-controlling interests	97	52	84

Consolidated statement of income

TotalEnergies

(unaudited)

(M$)(a)	9 months 2026	9 months 2025
Sales	182,753	150,572
Excise taxes	(14,281)	(14,153)
Revenue from sales	168,472	136,419
Purchases, net of inventory variation	(100,860)	(87,204)
Other operating expenses	(25,432)	(22,989)
Exploration costs	(362)	(242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,461)	(9,536)
Other income	947	1,569
Other expenses	(1,907)	(1,106)
Financial interest on debt	(2,429)	(2,349)
Financial income and expenses from cash & cash equivalents	733	882
Cost of net debt	(1,696)	(1,467)
Other financial income	1,167	1,113
Other financial expenses	(591)	(660)
Net income (loss) from equity affiliates	2,515	1,794
Income taxes	(12,022)	(7,262)
Consolidated net income	19,770	10,429
TotalEnergies share	19,511	10,221
Non-controlling interests	259	208
Earnings per share ($)	8.82	4.53
Diluted earnings per share ($)	8.73	4.49

(a) Except for per share amounts.

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

(M$)	9 months 2026	9 months 2025
Consolidated net income	19,770	10,429
Other comprehensive income
Actuarial gains and losses	22	14
Change in fair value of investments in equity instruments	9	(32)
Tax effect	(7)	–
Currency translation adjustment generated by the parent company	(2,960)	8,688
Items not potentially reclassifiable to profit and loss	(2,936)	8,670
Currency translation adjustment	2,602	(6,939)
Cash flow hedge	3,901	(1,014)
Variation of foreign currency basis spread	12	25
Share of other comprehensive income of equity affiliates, net amount	545	(386)
Other	4	12
Tax effect	(998)	237
Items potentially reclassifiable to profit and loss	6,066	(8,065)
Total other comprehensive income (net amount)	3,130	605
Comprehensive income	22,900	11,034
– TotalEnergies share	22,641	10,760
– Non-controlling interests	259	274

Consolidated balance sheet

TotalEnergies

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
(M$)	(unaudited)	(unaudited)		(unaudited)
ASSETS Non-current assets
Intangible assets, net	34,488	35,631	37,345	37,764
Property, plant and equipment, net	115,021	117,889	114,694	115,198
Equity affiliates: investments and loans	47,632	44,663	38,090	36,968
Other investments	1,977	2,099	1,914	2,046
Non-current financial assets	3,551	2,702	3,270	2,426
Deferred income taxes	2,111	2,939	3,358	3,633
Other non-current assets	2,816	2,573	2,915	2,990
Total non-current assets	207,596	208,496	201,586	201,025
Current assets
Inventories, net	26,887	21,373	16,663	17,058
Accounts receivable, net	24,712	21,184	18,559	19,735
Other current assets	40,474	28,976	20,437	21,833
Current financial assets	3,595	4,039	3,332	4,884
Cash and cash equivalents	34,208	27,678	26,202	23,415
Assets classified as held for sale	4,456	2,015	4,276	4,009
Total current assets	134,332	105,265	89,469	90,934
Total assets	341,928	313,761	291,055	291,959
LIABILITIES & SHAREHOLDERS' EQUITY Shareholders' equity
Common shares	7,280	7,280	7,059	7,059
Paid-in surplus and retained earnings	146,280	139,898	125,860	125,073
Currency translation adjustment	(14,182)	(14,146)	(14,033)	(13,853)
Treasury shares	(6,680)	(4,624)	(4,003)	(2,998)
Total shareholders' equity - TotalEnergies share	132,698	128,408	114,883	115,281
Non-controlling interests	4,268	2,545	2,640	2,384
Total shareholders' equity	136,966	130,953	117,523	117,665
Non-current liabilities
Deferred income taxes	14,181	13,347	12,634	12,830
Employee benefits	2,006	1,996	2,018	1,991
Provisions and other non-current liabilities	18,721	18,734	17,322	20,096
Non-current financial debt	49,090	49,525	48,995	49,552
Total non-current liabilities	83,998	83,602	80,969	84,469
Current liabilities
Accounts payable	47,176	41,438	38,065	38,062
Other creditors and accrued liabilities	57,374	43,108	36,344	35,266
Current borrowings	13,901	13,183	12,038	13,820
Other current financial liabilities	180	209	388	568
Liabilities directly associated with the assets classified as held for sale	2,333	1,268	5,728	2,109
Total current liabilities	120,964	99,206	92,563	89,825
Total liabilities & shareholders' equity	341,928	313,761	291,055	291,959

Consolidated statement of cash flow

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2026	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,363	5,475	3,762
Depreciation, depletion, amortization and impairment	4,342	3,097	3,405
Non-current liabilities, valuation allowances and deferred taxes	1,166	599	272
(Gains) losses on disposals of assets	52	(266)	(603)
Undistributed affiliates' equity earnings	333	(65)	(195)
(Increase) decrease in working capital	921	1,663	1,600
Other changes, net	213	355	108
Cash flow from operating activities	15,390	10,858	8,349
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,449)	(4,232)	(3,812)
Acquisitions of subsidiaries, net of cash acquired	–	(6)	–
Investments in equity affiliates and other securities	(252)	(561)	(215)
Increase in non-current loans	(413)	(452)	(408)
Total expenditures	(5,114)	(5,251)	(4,435)
Proceeds from disposals of intangible assets and property, plant and equipment	(114)	500	613
Proceeds from disposals of subsidiaries, net of cash sold	10	135	133
Proceeds from disposals of non-current investments	40	266	(8)
Repayment of non-current loans	216	1,074	494
Total divestments	152	1,975	1,232
Cash flow used in investing activities	(4,962)	(3,276)	(3,203)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders	(2)	363	–
– Treasury shares	(1,505)	(1,511)	(2,349)
Dividends paid:
– Parent company shareholders	(2,155)	(2,094)	(2,216)
– Non-controlling interests	(136)	(166)	(89)
Net issuance (repayment) of perpetual subordinated notes	–	–	–
Payments on perpetual subordinated notes	(22)	(40)	(26)
Other transactions with non-controlling interests	1,771	(37)	23
Net issuance (repayment) of non-current debt	62	84	3,682
Increase (decrease) in current borrowings	(2,033)	(1,994)	(1,962)
Increase (decrease) in current financial assets and liabilities	323	127	529
Cash flow / (used in) financing activities	(3,697)	(5,268)	(2,408)
Net increase (decrease) in cash and cash equivalents	6,731	2,314	2,738
Effect of exchange rates	(201)	(329)	253
Cash and cash equivalents at the beginning of the period	27,678	25,693	20,424
Cash and cash equivalents at the end of the period	34,208	27,678	23,415

Consolidated statement of cash flow

TotalEnergies

(unaudited)

(M$)	9 months 2026	9 months 2025
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	19,770	10,429
Depreciation, depletion, amortization and impairment	11,588	9,851
Non-current liabilities, valuation allowances and deferred taxes	2,356	608
(Gains) losses on disposals of assets	(534)	(913)
Undistributed affiliates' equity earnings	81	(720)
(Increase) decrease in working capital	(4,384)	(2,583)
Other changes, net	732	200
Cash flow from operating activities	29,609	16,872
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(13,302)	(12,800)
Acquisitions of subsidiaries, net of cash acquired	(85)	(1,859)
Investments in equity affiliates and other securities	(1,034)	(945)
Increase in non-current loans	(1,166)	(1,401)
Total expenditures	(15,587)	(17,005)
Proceeds from disposals of intangible assets and property, plant and equipment	567	983
Proceeds from disposals of subsidiaries, net of cash sold	542	404
Proceeds from disposals of non-current investments	313	8
Repayment of non-current loans	1,615	913
Total divestments	3,037	2,308
Cash flow used in investing activities	(12,550)	(14,697)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders	361	492
– Treasury shares	(3,791)	(6,208)
Dividends paid:
– Parent company shareholders	(6,372)	(5,961)
– Non-controlling interests	(311)	(401)
Net issuance (repayment) of perpetual subordinated notes	1,751	(1,139)
Payments on perpetual subordinated notes	(216)	(181)
Other transactions with non-controlling interests	1,718	(28)
Net issuance (repayment) of non-current debt	3,730	7,370
Increase (decrease) in current borrowings	(5,310)	(2,168)
Increase (decrease) in current financial assets and liabilities	(19)	2,534
Cash flow / (used in) financing activities	(8,459)	(5,690)
Net increase (decrease) in cash and cash equivalents	8,600	(3,515)
Effect of exchange rates	(594)	1,086
Cash and cash equivalents at the beginning of the period	26,202	25,844
Cash and cash equivalents at the end of the period	34,208	23,415

Consolidated statement of changes in shareholders' equity

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity- TotalEnergies	Non-equity controlling	Total
	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	shareholders'
As of January 1, 2025	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first nine months 2025	–	–	10,221	–	–	–	10,221	208	10,429
Other comprehensive income	–	–	(867)	1,406	–	–	539	66	605
Comprehensive income	–	–	9,354	1,406	–	–	10,760	274	11,034
Dividend	–	–	(6,103)	–	–	–	(6,103)	(267)	(6,370)
Issuance of common shares	11,149,053	30	462	–	–	–	492	–	492
Purchase of treasury shares	–	–	–	–	(99,060,045)	(6,520)	(6,520)	–	(6,520)
Sale of treasury shares(a)	–	–	(414)	–	6,218,249	414	–	–	–
Share-based payments	–	–	463	–	–	–	463	–	463
Share cancellation	(202,243,171)	(548)	(12,704)	–	202,243,171	13,064	(188)	–	(188)
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,219)	–	–	–	(1,219)	–	(1,219)
Payments on perpetual subordinated notes	–	–	(238)	–	–	–	(238)	–	(238)
Other operations with non-controlling interests	–	–	(6)	–	–	–	(6)	(22)	(28)
Other items	–	–	(18)	–	–	–	(18)	2	(16)
As of September 30, 2025	2,206,585,543	7,059	125,073	(13,853)	(40,128,443)	(2,998)	115,281	2,384	117,665
Net income of the fourth quarter 2025	–	–	2,906	–	–	–	2,906	22	2,928
Other comprehensive income	–	–	(130)	(180)	–	–	(310)	11	(299)
Comprehensive income	–	–	2,776	(180)	–	–	2,596	33	2,629
Dividend	–	–	(2,032)	–	–	–	(2,032)	(81)	(2,113)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(23,577,249)	(1,006)	(1,006)	–	(1,006)
Sale of treasury shares(a)	–	–	–	–	3,163	–	–	–	–
Share-based payments	–	–	122	–	–	–	122	–	122
Share cancellation	–	–	–	–	–	–	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(82)	–	–	–	(82)	–	(82)
Other operations with non-controlling interests	–	–	5	–	–	–	5	308	313
Other items	–	–	(2)	–	–	1	(1)	(4)	(5)
As of December 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523
Net income of the first nine months 2026	–	–	19,511	–	–	–	19,511	259	19,770
Other comprehensive income	–	–	3,279	(149)	–	–	3,130	–	3,130
Comprehensive income	–	–	22,790	(149)	–	–	22,641	259	22,900
Dividend	–	–	(6,814)	–	–	–	(6,814)	(311)	(7,125)
Issuance of common shares	100,985,040	295	6,090	–	–	–	6,385	–	6,385
Purchase of treasury shares	–	–	–	–	(43,827,303)	(4,710)	(4,710)	–	(4,710)
Sale of treasury shares(a)	–	–	(426)	–	6,640,933	426	–	–	–
Share-based payments	–	–	510	–	–	–	510	–	510
Share cancellation	(25,913,869)	(74)	(1,564)	–	25,913,869	1,607	(31)	–	(31)
Net issuance (repayment) of perpetual subordinated notes	–	–	91	–	–	–	91	–	91
Payments on perpetual subordinated notes	–	–	(281)	–	–	–	(281)	–	(281)
Other operations with non-controlling interests	–	–	24	–	–	–	24	1,704	1,728
Other items	–	–	–	–	–	–	–	(24)	(24)
As of September 30, 2026	2,281,656,714	7,280	146,280	(14,182)	(74,975,030)	(6,680)	132,698	4,268	136,966

(a) Treasury shares related to the performance share grants.

Information by business segment

TotalEnergies

(unaudited)

3rd quarter 2026	Exploration &	Integrated	Integrated	Refining & Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,644	3,470	4,221	30,778	26,693	13	–	66,819
Intersegment sales	10,528	1,934	1,985	11,409	228	33	(26,117)	–
Excise taxes	–	–	–	(188)	(4,772)	–	–	(4,960)
Revenues from sales	12,172	5,404	6,206	41,999	22,149	46	(26,117)	61,859
Operating expenses	(4,481)	(2,939)	(5,472)	(36,267)	(20,804)	(212)	26,117	(44,058)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,017)	(405)	(1,017)	(428)	(282)	(31)	–	(4,180)
Net income (loss) from equity affiliates and other items	229	610	199	(584)	(47)	(30)	–	377
Tax on net operating income	(2,873)	(648)	(136)	(1,306)	(328)	109	–	(5,182)
Adjustments(a)	(127)	137	(822)	(187)	221	(23)	–	(801)
Adjusted net operating income	3,157	1,885	602	3,601	467	(95)	–	9,617
Adjustments(a)								(801)
Net cost of net debt								(453)
Non-controlling interests								(100)
Net income - TotalEnergies share								8,263

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2026	Exploration &	Integrated	Integrated	Refining & Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	3,026	359	1,186	278	180	85	–	5,114
Total divestments	(121)	32	86	129	14	12	–	152
Cash flow from operating activities	4,905	1,213	1,636	6,290	1,622	(276)	–	15,390

Information by business segment

TotalEnergies

(unaudited)

2nd quarter 2026	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,830	1,880	3,846	28,792	25,422	1	–	61,771
Intersegment sales	9,221	2,258	1,511	11,058	260	41	(24,349)	–
Excise taxes	–	–	–	(164)	(4,510)	–	–	(4,674)
Revenues from sales	11,051	4,138	5,357	39,686	21,172	42	(24,349)	57,097
Operating expenses	(3,629)	(3,469)	(5,105)	(37,806)	(20,465)	(316)	24,349	(46,441)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,920)	(413)	(74)	(404)	(233)	(31)	–	(3,075)
Net income (loss) from equity affiliates and other items	292	767	302	204	86	(31)	–	1,620
Tax on net operating income	(2,570)	(167)	(36)	(259)	(183)	12	–	(3,203)
Adjustments(a)	(7)	49	(89)	(379)	(123)	(48)	–	(597)
Adjusted net operating income	3,231	807	533	1,800	500	(276)	–	6,595
Adjustments(a)								(597)
Net cost of net debt								(523)
Non-controlling interests								(37)
Net income - TotalEnergies share								5,438

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2026	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,282	874	1,419	385	197	94	–	5,251
Total divestments	460	(36)	1,356	20	178	(3)	–	1,975
Cash flow from operating activities	5,546	2,137	(239)	3,565	549	(700)	–	10,858

Information by business segment

TotalEnergies

(unaudited)

3rd quarter 2025	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	–	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	–
Excise taxes	–	–	–	(201)	(4,646)	–	–	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	–	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	–	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	–	(2,467)
Adjustments(a)	237	(131)	(310)	(78)	(14)	(22)	–	(318)
Adjusted net operating income	2,169	852	571	687	380	(80)	–	4,579
Adjustments(a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2025	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	–	4,435
Total divestments	622	465	81	17	45	2	–	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	–	8,349

Information by business segment

TotalEnergies

(unaudited)

9 months 2026	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	4,593	8,280	13,508	83,750	72,604	18	–	182,753
Intersegment sales	28,752	7,002	4,223	30,682	607	107	(71,373)	–
Excise taxes	–	–	–	(519)	(13,762)	–	–	(14,281)
Revenues from sales	33,345	15,282	17,731	113,913	59,449	125	(71,373)	168,472
Operating expenses	(11,399)	(10,560)	(16,287)	(102,743)	(56,262)	(776)	71,373	(126,654)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,902)	(1,239)	(1,254)	(1,235)	(745)	(86)	–	(10,461)
Net income (loss) from equity affiliates and other items	907	1,830	(312)	(155)	(81)	(58)	–	2,131
Tax on net operating income	(7,869)	(1,131)	(225)	(2,261)	(758)	22	–	(12,222)
Adjustments(a)	118	172	(2,027)	519	374	(94)	–	(938)
Adjusted net operating income	8,964	4,010	1,680	7,000	1,229	(679)	–	22,204
Adjustments(a)								(938)
Net cost of net debt								(1,496)
Non-controlling interests								(259)
Net income - TotalEnergies share								19,511

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2026	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	8,168	1,882	3,506	1,279	529	223	–	15,587
Total divestments	801	147	1,660	172	244	13	–	3,037
Cash flow from operating activities	13,420	2,230	1,252	11,419	3,239	(1,951)	–	29,609

Information by business segment

TotalEnergies

(unaudited)

9 months 2025	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
External sales	4,330	7,669	13,880	65,591	59,083	19	–	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	–
Excise taxes	–	–	–	(567)	(13,586)	–	–	(14,153)
Revenues from sales	30,811	14,377	15,699	85,963	46,064	114	(56,609)	136,419
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	–	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	–	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	–	(7,359)
Adjustments(a)	104	(345)	(643)	(578)	(57)	(67)	–	(1,586)
Adjusted net operating income	6,594	3,187	1,651	1,377	1,032	(456)	–	13,385
Adjustments(a)								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								10,221

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2025	Exploration &	Integrated	Integrated	Refining &	Marketing &
(M$)	Production	LNG	Power	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	8,642	2,390	4,212	995	611	155	–	17,005
Total divestments	1,060	500	486	65	180	17	–	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	–	16,872

Non GAAP Financial Measures

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.          Reconciliation of cash flow used in investing activities to Net investments

1.1       Exploration & Production

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
3,147	1,822	1,787	76%	Cash flow used in investing activities ( a ) *	7,367	7,582	-3%
(647)	–	–	ns	Other transactions with non-controlling interests ( b )	(647)	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates ( c )	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing ( d ) **	–	–	ns
70	60	80	-13%	Capex linked to capitalized leasing contracts ( e )	201	278	-28%
30	1	2	x15	Expenditures related to carbon credits ( f )	59	24	x2.5
2,600	1,883	1,869	39%	Net investments ( a + b + c + d + e + f = g - i + h )	6,980	7,884	-11%
(321)	(348)	(53)	ns	of which net acquisitions ( g - i )	(896)	225	ns
197	105	522	-62%	Acquisitions ( g )	524	1,160	-55%
518	453	575	-10%	Assets sales ( i )	1,420	935	52%
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
2,921	2,231	1,922	52%	Of which organic investments ( h )	7,876	7,659	3%
111	64	70	58%	Capitalized exploration	244	209	17%
42	17	38	11%	Increase in non-current loans	111	162	-31%
(8)	(7)	(47)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(28)	(125)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $153 million in the second quarter of 2026, $207 million in the third quarter of 2026 and $578 million in the first nine months of 2026. Payments to these suppliers are classified as financing cash flows

**Change in debt from renewable projects (TotalEnergies share and partner share)

1.2       Integrated LNG

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
327	910	146	x2.2	Cash flow used in investing activities ( a )	1,735	1,890	-8%
(1,168)	–	–	ns	Other transactions with non-controlling interests ( b )	(1,168)	–	ns
3	–	46	-93%	Organic loan repayment from equity affiliates ( c )	4	47	-91%
–	–	–	ns	Change in debt from renewable projects financing ( d ) *	–	–	ns
4	2	4	ns	Capex linked to capitalized leasing contracts ( e )	9	4	x2.3
–	–	–	ns	Expenditures related to carbon credits ( f )	–	–	ns
(834)	912	196	ns	Net investments ( a + b + c + d + e + f = g - i + h )	580	1,941	-70%
(1,162)	4	(134)	ns	of which net acquisitions ( g - i )	(1,066)	116	ns
6	7	(60)	ns	Acquisitions ( g )	105	194	-46%
1,168	3	74	x15.8	Assets sales ( i )	1,171	78	x15
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
328	908	330	-1%	Of which organic investments ( h )	1,646	1,825	-10%
26	24	4	x6.5	Capitalized exploration	55	13	x4.2
49	71	174	-72%	Increase in non-current loans	189	543	-65%
(29)	39	(345)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(140)	(375)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.3      Integrated Power

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
1,100	63	692	59%	Cash flow used in investing activities ( a )	1,846	3,726	-50%
–	–	–	ns	Other transactions with non-controlling interests ( b )	–	–	ns
11	57	(1)	ns	Organic loan repayment from equity affiliates ( c )	116	58	100%
–	50	(242)	ns	Change in debt from renewable projects financing ( d ) *	64	(463)	ns
(1)	1	–	ns	Capex linked to capitalized leasing contracts ( e )	1	–	ns
–	–	–	ns	Expenditures related to carbon credits ( f )	–	–	ns
1,110	171	449	x2.5	Net investments ( a + b + c + d + e + f = g - i + h )	2,027	3,321	-39%
(25)	(749)	(147)	ns	of which net acquisitions ( g - i )	(851)	1,658	ns
35	26	12	x2.9	Acquisitions ( g )	64	2,048	-97%
60	775	159	-62%	Assets sales ( i )	915	390	x2.3
–	68	121	-100%	Change in debt (partner share) and capital gain from renewable project sales	50	188	-73%
1,135	920	596	90%	Of which organic investments ( h )	2,878	1,663	73%
–	–	–	ns	Capitalized exploration	–	–	ns
250	320	162	54%	Increase in non-current loans	671	580	16%
(15)	(1,014)	(43)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,101)	(226)	ns
–	118	(121)	ns	Change in debt from renewable projects (TotalEnergies share)	114	(275)	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4     Refining & Chemicals

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
149	365	385	-61%	Cash flow used in investing activities ( a )	1,107	930	19%
–	–	–	ns	Other transactions with non-controlling interests ( b )	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates ( c )	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing ( d ) *	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts ( e )	–	–	ns
–	–	–	ns	Expenditures related to carbon credits ( f )	–	–	ns
149	365	385	-61%	Net investments ( a + b + c + d + e + f = g - i + h )	1,107	930	19%
(1)	(1)	(2)	ns	of which net acquisitions ( g - i )	73	(26)	ns
1	–	–	ns	Acquisitions ( g )	76	11	x6.9
2	1	2	ns	Assets sales ( i )	3	37	-92%
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
150	366	387	-61%	Of which organic investments ( h )	1,034	956	8%
–	–	–	ns	Capitalized exploration	–	–	ns
30	32	16	88%	Increase in non-current loans	131	43	x3
(127)	(19)	(15)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(169)	(28)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

Alternative Performance Measures (Non-GAAP) TotalEnergies

(unaudited)

1.5        Marketing & Services

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
166	19	160	4%	Cash flow used in investing activities ( a )	285	431	-34%
–	–	–	ns	Other transactions with non-controlling interests ( b )	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates ( c )	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing ( d ) *	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts ( e )	–	–	ns
–	–	–	ns	Expenditures related to carbon credits ( f )	–	–	ns
166	19	160	4%	Net investments ( a + b + c + d + e + f = g - i + h )	285	431	-34%
(3)	(155)	(43)	ns	of which net acquisitions ( g - i )	(194)	(121)	ns
–	–	–	ns	Acquisitions ( g )	–	3	-100%
3	155	43	-93%	Assets sales ( i )	194	124	56%
–	–	–		Change in debt (partner share) and capital gain from ns renewable project sales	–	–	ns
169	174	203	-17%	Of which organic investments ( h )	479	552	-13%
–	–	–	ns	Capitalized exploration	–	–	ns
13	11	18	-28%	Increase in non-current loans	34	62	-45%
(10)	(20)	1	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(43)	(38)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2.          Reconciliation of cash flow from operating activities to CFFO

2.1      Exploration & Production

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
4,905	5,546	4,187	17%	Cash flow from operating activities ( a )	13,420	11,128	21%
(484)	(231)	203	ns	(Increase) decrease in working capital ( b )	(2,310)	(907)	ns
–	–	–	ns	Inventory effect ( c )	–	–	ns
–	–	–	ns	Capital gain from renewable projects sales ( d )	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates ( e )	–	–	ns
5,389	5,777	3,984	35%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	15,730	12,035	31%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.2 Integrated LNG

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
1,213	2,137	789	54%	Cash flow from operating activities ( a )	2,230	3,071	-27%
(508)	1,304	(299)	ns	(Increase) decrease in working capital ( b ) *	(2,108)	(424)	ns
–	–	–	ns	Inventory effect ( c )	–	–	ns
–	–	–	ns	Capital gain from renewable projects sales ( d )	–	–	ns
3	–	46	-93%	Organic loan repayments from equity affiliates ( e )	4	47	-91%
1,724	833	1,134	52%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	4,342	3,542	23%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

2.3 Integrated Power

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
1,636	(239)	674	x2.4	Cash flow from operating activities ( a )	1,252	1,074	17%
873	(853)	56	x15.6	(Increase) decrease in working capital ( b ) *	(629)	(558)	ns
–	–	–	ns	Inventory effect ( c )	–	–	ns
–	50	(6)	ns	Capital gain from renewable projects sales ( d )	72	80	-10%
11	57	(1)	ns	Organic loan repayments from equity affiliates ( e )	116	58	100%
774	721	611	27%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	2,069	1,770	17%

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
6,290	3,565	2,839	x2.2	Cash flow from operating activities ( a )	11,419	1,743	x6.6
1,250	1,929	1,900	-34%	(Increase) decrease in working capital ( b )	1,678	(281)	ns
1,097	(394)	(76)	ns	Inventory effect ( c )	2,052	(396)	ns
–	–	–	ns	Capital gain from renewable projects sales ( d )	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates ( e )	–	–	ns
3,943	2,030	1,015	x3.9	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	7,689	2,420	x3.2

2.5       Marketing & Services

3rd	2nd	3rd	3rd quarter 2026				9 months 2026
quarter	quarter	quarter	vs		9 months	9 months	vs
2026	2026	2025	3rd quarter 2025	(in millions of dollars)	2026	2025	9 months 2025
1,622	549	287	x5.7	Cash flow from operating activities ( a )	3,239	1,483	x2.2
484	(186)	(372)	ns	(Increase) decrease in working capital ( b )	446	(312)	ns
459	(112)	21	x21.9	Inventory effect ( c )	847	(38)	ns
–	–	–	ns	Capital gain from renewable projects sales ( d )	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates ( e )	–	–	ns
679	847	638	6%	Cash flow from operations excluding working capital (CFFO) ( f = a - b - c + d + e )	1,946	1,833	6%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

3.       Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 3rd quarter 2026	3,157	1,885	602	3,601	467	(95)	–	9,617
Adjusted net operating income 2nd quarter 2026	3,231	807	533	1,800	500	(276)	–	6,595
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	–	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	–	4,442
Adjusted net operating income ( a )	10,769	4,932	2,244	8,001	1,570	(870)	–	26,646
Balance sheet as of September 30, 2026
Property plant and equipment intangible assets
net	88,505	27,132	12,834	13,055	6,432	1,551	–	149,509
Investments & loans in equity affiliates	5,189	21,648	15,838	4,102	855	–	–	47,632
Other non-current assets	1,976	2,879	988	715	1,014	(668)	–	6,904
Inventories, net	1,736	2,458	583	17,556	4,554	–	–	26,887
Accounts receivable, net	6,840	9,890	3,736	28,533	9,876	1,337	(35,500)	24,712
Other current assets	8,569	28,170	7,605	5,959	3,946	3,095	(16,870)	40,474
Accounts payable	(6,372)	(10,374)	(5,298)	(46,961)	(12,760)	(982)	35,571	(47,176)
Other creditors and accrued liabilities	(12,989)	(26,484)	(6,852)	(13,490)	(7,222)	(7,136)	16,799	(57,374)
Working capital	(2,216)	3,660	(226)	(8,403)	(1,606)	(3,686)	–	(12,477)
Provisions and other non-current liabilities	(24,158)	(4,860)	(1,801)	(3,813)	(1,288)	1,012	–	(34,908)
Assets and liabilities classified as held for sale - Capital employed	285	571	2,015	–	–	–	–	2,871
Capital Employed (Balance sheet)	69,581	51,030	29,648	5,656	5,407	(1,791)	–	159,531
Less inventory valuation effect	–	–	–	(2,569)	(736)	–	–	(3,305)
Capital Employed at replacement cost ( b )	69,581	51,030	29,648	3,087	4,671	(1,791)	–	156,226
Balance sheet as of September 30, 2025
Property plant and equipment intangible assets
net	87,453	29,195	15,681	12,725	7,111	797	–	152,962
Investments & loans in equity affiliates	4,498	16,983	10,257	4,137	1,093	–	–	36,968
Other non-current assets	2,504	2,285	1,705	748	1,083	344	–	8,669
Inventories, net	1,674	1,076	596	10,196	3,516	–	–	17,058
Accounts receivable, net	5,533	5,828	4,045	17,547	8,328	1,300	(22,846)	19,735
Other current assets	7,020	7,252	5,567	2,251	2,889	2,600	(5,746)	21,833
Accounts payable	(6,668)	(6,661)	(6,309)	(30,876)	(9,472)	(901)	22,825	(38,062)
Other creditors and accrued liabilities	(11,225)	(7,587)	(4,810)	(5,175)	(5,546)	(6,690)	5,767	(35,266)
Working capital	(3,666)	(92)	(911)	(6,057)	(285)	(3,691)	–	(14,702)
Provisions and other non-current liabilities	(25,136)	(4,499)	(1,388)	(3,569)	(1,227)	902	–	(34,917)
Assets and liabilities classified as held for sale - Capital employed	449	–	1,616	–	–	–	–	2,065
Capital Employed (Balance sheet)	66,102	43,872	26,960	7,984	7,775	(1,648)	–	151,045
Less inventory valuation effect	–	–	–	(861)	(210)	–	–	(1,071)
Capital Employed at replacement cost ( c )	66,102	43,872	26,960	7,123	7,565	(1,648)	–	149,974

ROACE as a percentage ( a / average ( b + c ))	15.9%	10.4%	7.9%	156.7%	25.7%	–	–	17. 4%

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

4.   Reconciliation of consolidated net income to adjusted net operating income

3rd quarter	2nd quarter	3rd quarter
2026	2026	2025	(in millions of dollars)	9 months 2026	9 months 2025
8,363	5,475	3,762	Consolidated net income ( a )	19,770	10,429
(453)	(523)	(499)	Net cost of net debt ( b )	(1,496)	(1,370)
(2,320)	(268)	(113)	Special items affecting net operating income	(3,619)	(596)
(114)	(17)	284	Gains (losses) on disposals of assets	121	284
–	(30)	(7)	Restructuring charges	(52)	(7)
(1,945)	–	(286)	Asset impairment and provisions charges	(3,093)	(495)
(261)	(221)	(104)	Other items	(595)	(378)
1,260	(298)	(33)	After-tax inventory effect : FIFO vs. replacement cost	2,513	(380)
259	(31)	(172)	Effect of changes in fair value	168	(610)
(801)	(597)	(318)	Total adjustments affecting net operating income ( c )	(938)	(1,586)
9,617	6,595	4,579	Adjusted net operating income ( a - b - c )	22,204	13,385